UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 8, 2006 (March 1, 2006)

Behringer Harvard Opportunity REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**333-120847**	**20-1862323**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities Exchange Act of 1934, Behringer Harvard Opportunity REIT I, Inc. (which may be referred to as the "Registrant," "we," "our," and "us") hereby amends our Current Report on Form 8-K filed on March 7, 2006 to provide the required financial statements relating to our acquisition of a two-story office building in Minnetonka, Minnesota ("12600 Whitewater"), as described in such Current Report.

After reasonable inquiry, we are not aware of any material factors relating to 12600 Whitewater that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01   **Financial Statements and Exhibits.**

(c)   Shell Company Transactions.

Not applicable.

(d)   Exhibits.

None.

Independent Auditors' Report

To the Board of Directors and Stockholders of
Behringer Harvard Opportunity REIT I, Inc.
Addison, Texas

We have audited the accompanying statement of revenues and certain operating expenses (the "Historical Summary") of 12600 Whitewater, an office building located in Minnetonka, Minnesota (the "Property") for the year ended December 31, 2005. This Historical Summary is the responsibility of the Property's management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K/A of Behringer Harvard Opportunity REIT I, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Historical Summary presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 to the Historical Summary of the Property for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas
April 26, 2006

12600 Whitewater
Statement of Revenues and Certain Operating Expenses
For the Year Ended December 31, 2005

Revenues:		
Rental revenue	$	645,211
Tenant reimbursement income		499,422
Total revenues		1,144,633
Certain operating expenses:		
Property operating expenses		379,051
Real estate taxes		217,764
Property management fees		31,511
General and administrative expenses		10,948
Total certain operating expenses		639,274
Revenues in excess of certain operating expenses	$	505,359

See accompanying notes to statement of revenues and certain operating expenses.

12600 Whitewater
Notes to the Statement of Revenues and Certain Operating Expenses
For the Year Ended December 31, 2005

1. Basis of Presentation

On March 1, 2006, Behringer Harvard Opportunity REIT I, Inc. (the "Company") acquired a two-story office building containing approximately 70,705 rentable square feet (unaudited) located on approximately 6.14 acres (unaudited) of land in Minnetonka, Minnesota ("12600 Whitewater").

The statement of revenues and certain operating expenses (the "Historical Summary") has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC"), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of 12600 Whitewater, exclusive of items which may not be comparable to the proposed future operations of 12600 Whitewater such as depreciation and amortization, interest expense and corporate expenses.

2. Principles of Reporting and Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenue and certain operating expenses during the reporting period. Actual results may differ from those estimates.

3. Significant Accounting Policies

Revenue Recognition

12600 Whitewater's operations consist of rental income earned from its tenants under lease agreements which generally provide for minimum rent payments. All leases have been accounted for as operating leases. Rental income is recognized by amortizing the aggregate lease payments on the straight-line basis over the entire terms of the leases, including the effect of any rent holidays, which amounted to an increase in rental income of approximately $68,305 for the year ended December 31, 2005.

4. Leases

The aggregate annual minimum future rental income on the non-cancelable operating leases held in effect as of December 31, 2005 for the next five years are as follows:

Year Ending December 31:	
2006	$ 679,850
2007	792,532
2008	837,338
2009	345,336
2010	104,896

Minimum future rental income represents the base rent required to be paid under the terms of the leases exclusive of charges for contingent rents, electrical services, real estate taxes, and operating cost escalations. There were no contingent rents in 2005.

5. Concentrations

The following presents the percentage of rental income (base rent) from the tenants who individually represent more than 10% of 12600 Whitewater's rental revenues for the year ended December 31, 2005:

Name	Amount
ABC Insurance Management Group, LLC	59%
Vanco Services, LLC	27%
KMG America Corporation	14%

ABC Insurance Management Group, LLC is a multi-line insurance agency, Vanco Services, LLC is a supplier of payment technology solutions and KMG America Corporation is a provider of health insurance products.

*****

Behringer Harvard Opportunity REIT I, Inc.
Unaudited Pro Forma Consolidated Financial Information

On March 1, 2006, we acquired a two-story office building containing approximately 70,705 rentable square feet located on approximately 6.14 acres of land in Minnetonka, Minnesota ("12600 Whitewater"), through Behringer Harvard Whitewater, LLC, a wholly-owned subsidiary of Behringer Harvard Opportunity OP I, LP, our operating partnership. The total contract purchase price of 12600 Whitewater, exclusive of closing costs, was $9,000,000, which was paid entirely through the use of proceeds of our offering of common stock to the public.

In our opinion, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard Opportunity REIT I, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
as of December 31, 2005

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if we had acquired 12600 Whitewater as of December 31, 2005. This Pro Forma Consolidated Balance Sheet should be read in conjunction with our Pro Forma Consolidated Statements of Operations and the historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2005. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had we completed the above transaction on December 31, 2005, nor does it purport to represent our future financial position.

	December 31, 2005 as Reported (a)	Pro Forma Adjustments		Pro Forma December 31, 2005
Assets				
Real estate				
Land	$ -	$ 975,975	(b)	$ 975,975
Buildings, net	-	7,148,240	(b)	7,148,240
Total real estate	-	8,124,215		8,124,215
Cash and cash equivalents	18,560,885	(9,040,524)	(b)	9,520,361
Restricted cash	460,470	-		460,470
Prepaid expenses and other assets	85,977	6,752	(b)	92,729
Lease intangibles, net	-	1,224,793	(b)	1,224,793
Total assets	$ 19,107,332	$ 315,236		$ 19,422,568
Liabilities and stockholders' equity				
Liabilities				
Payables to affiliates	$ 2,158,017	$ -		$ 2,158,017
Acquired below market leases, net	-	255,992	(b)	255,992
Accrued liabilities	88,673	59,244	(b)	147,917
Subscriptions for common stock	446,983	-		446,983
Total liabilities	2,693,673	315,236		3,008,909
Commitments and contingencies				
Stockholders' equity				
Preferred stock, $.0001 par value per share;				
50,000,000 shares authorized, none outstanding	-	-		-
Convertible stock, $.0001 par value per share;				
1,000 shares authorized, 1,000 shares issued	-	-		-
and outstanding				
Common stock, $.0001 par value per share;				
350,000,000 shares authorized, 2,034,005				
shares issued and outstanding	203	-		203
Additional paid-in capital	16,516,376	-		16,516,376
Retained earnings (deficit)	(102,920)	-		(102,920)
Total stockholders' equity	16,413,659	-		16,413,659
Total liabilities and stockholders' equity	$ 19,107,332	$ 315,236		$ 19,422,568

See accompanying unaudited notes to pro forma consolidated financial statements.

Behringer Harvard Opportunity REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2005

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired 12600 Whitewater on January 1, 2005. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2005. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2005, nor does it purport to represent our future operations.

	Year ended December 31, 2005 as Reported (a)	Statement of Revenues and Certain Operating Expenses (b)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2005
Rental revenue	$ -	$ 1,144,633	$ 73,726	(c) $	1,218,359
Expenses					
Property operating expense	-	379,051	-		379,051
Real estate taxes	-	217,764	-		217,764
Property management fees	-	31,511	(31,511)	(d)	51,508
			51,508	(e)	
Asset management fees	-	-	65,940	(f)	65,940
General and administrative	159,163	10,948	-		170,111
Depreciation and amortization	-	-	513,884	(g)	513,884
Total expenses	159,163	639,274	599,821		1,398,258
Interest income	55,930	-	-		55,930
Net income (loss)	$ (103,233)	$ 505,359	$ (526,095)		$ (123,969)
Basic and diluted weighted average shares outstanding	174,833		840,956	(h)	1,015,789
Basic and diluted loss per share	$ (0.59)				$ (0.12)

See accompanying unaudited notes to pro forma consolidated financial statements.

Behringer Harvard Opportunity REIT I, Inc.
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a. Reflects our historical balance sheet as of December 31, 2005.

b. Reflects the acquisition of 12600 Whitewater for $9,040,524, inclusive of closing costs. The acquisition was funded entirely with cash on hand. We allocated our purchase price to the assets and liabilities below and estimated the remaining useful lives of the tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 975,975	-
Building	7,148,240	25 years
Below market leases, net	(255,992)	3.5 years
In-place leases	490,618	3.5 years
Tenant relationships	734,175	8.5 years
Prepaid expenses and other assets	6,752	-
Other accruals	(59,244)	-
	$ 9,040,524	

We allocated the purchase price to the above tangible and identified intangible assets based on their relative fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating fair value of in-place leases, we consider items such as real estate taxes, insurance and other operating expenses, as well as lost rental revenue during the expected lease-up period and carrying costs that would have otherwise been incurred had the leases not been in place, including tenant improvements and commissions.

The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases to expense over the term of the respective leases. The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005

a. Reflects our historical operations for the year ended December 31, 2005.

b. Reflects the historical revenues and certain expenses of 12600 Whitewater.

c. Reflects the pro forma amortization, for the year ended December 31, 2005, of the below market lease values which have an approximate 42 month life based on the remaining non-cancelable terms of the leases.

d. Reflects the reversal of historical property management fees for 12600 Whitewater.

e. Reflects the property management fees associated with the current management of 12600 Whitewater. The property is managed by HPT Management Services LP, our affiliate, for a fee of 4.5% of annual gross revenues, as defined in the property management agreement.

f. Reflects the asset management fees associated with 12600 Whitewater. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.75% of the asset value.

g. Reflects the depreciation and amortization of 12600 Whitewater using the straight-line method over the estimated useful lives as follows:

Description	Estimated Useful Life
Building	25 years
Real estate intangibles[1]	3.5 years
Tenant relationships	8.5 years

(1) Included in real estate intangibles is $255,992 of below market lease value, which is amortized to rental income. See Note c.

h. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of our investment in 12600 Whitewater. The adjustment is computed as follows:

Cash needed to acquire 12600 Whitewater	$	9,040,524
Net cash received from each share of common stock issued	$	8.90 (1)
Common stock needed to purchase the properties listed above		1,015,789
Less historical weighted average of common stock outstanding for the year ended December 31, 2005		(174,833)
		840,956

_____

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.20 broker dealer fees per share and $0.20 organization and offering costs per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEHRINGER HARVARD OPPORTUNTIY REIT I, INC.

Dated: May 8, 2006   By: /s/ Gary S. Bresky
                                              Gary S. Bresky
                                              Chief Financial Officer